EXHIBIT D-2


                             STATE OF NORTH CAROLINA
                              UTILITIES COMMISSION
                                     RALEIGH

                             DOCKET NO. E-2, SUB 760

BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

           In the Matter of
Application of CP&L Energy, Inc. to Engage   )    ORDER APPROVING
in a Business Combination Transaction        )    MERGER AND ISSUANCE
with Florida Progress Corporation            )    OF SECURITIES

HEARD:    Monday, July 17, 2000, at 7:00 p.m., and on Tuesday, July 18, 2000, at
               9:30 a.m., Commission Hearing Room 2115, Dobbs Building, 430 North Salisbury Street, Raleigh, North Carolina

BEFORE:   Commissioner William R. Pittman, Presiding; Chair Jo Anne Sanford; and
               Commissioners Ralph A. Hunt; Judy Hunt; J. Richard Conder; Robert
           V. Owens, Jr.; and Sam J. Ervin, IV

APPEARANCES:

     For Carolina Power & Light Company

          Robert W. Kaylor
          Attorney at Law
          Law Office of Robert W. Kaylor
          225 Hillsborough Street, Suite 480
          Raleigh, North Carolina  27603

          Len S. Anthony
          Kendal C. Bowman
          Post Office Box 1551
          Raleigh, North Carolina 27602-1551

     For the Public Staff - North Carolina Utilities Commission

          Antoinette R. Wike, General Counsel
          Gisele L. Rankin, Staff Attorney
          Public Staff - North Carolina Utilities Commission
          Post Office Box 29520
          Raleigh, North Carolina 27626-0520


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     For the North Carolina Attorney General

          Leonard G. Green, Assistant Attorney General
          North Carolina Department of Justice
          Post Office Box 629
          Raleigh, North Carolina 27602

     For the North Carolina Justice and Community Development Center (JCDC)

          Robert Schofield, Staff Attorney
          Post Office Box 28068
          Raleigh, North Carolina 27611-8068

     For Glenda Michales et al.

          Tim W. Phillips
          Marcus Trathen
          Brooks, Pierce, McLenden et al.
          Post Office Box 1800
          Raleigh, North Carolina 27602

     For the North Carolina Electric Membership Corporation

          Thomas Austin
          Associate General Counsel
          Post Office Box 27306
          Raleigh, North Carolina 27611

     BY THE COMMISSION: On February 3, 2000, pursuant to G.S. 62-111 and 62-161 and Commission Rule R1-16, CP&L Holdings, Inc. (CP&L Holdings) filed an Application for authorization to engage in a business combination transaction between CP&L Holdings and Florida Progress Corporation (FPC), and in connection with that transaction, authorization to issue common stock without par value.

     On February 23, 2000, Carolina Utility Customers Association, Inc. (CUCA), filed a petition to intervene, which was allowed by Order dated March 6, 2000.

     On March 17, 2000, CP&L filed the Direct Testimony and Exhibits of Bonnie
V. Hancock and of Dr. John L. Harris.

     On March 21, 2000, the Commission issued its Order scheduling public hearings, requiring the pre-filing of testimony, allowing the filing of


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petitions to intervene, and requiring CP&L Holdings to give public notice of the
Application and of the scheduled hearings. Notice was properly given by CP&L.

     By letter dated March 24, 2000 CP&L Holdings notified the Commission that it was changing its name to CP&L Energy, Inc. (CP&L Energy).

     On April 7, 2000, Carolina Industrial Group for Fair Utility Rates (CIGFUR
II) filed a petition to intervene, which was allowed by Order dated April 13, 2000.

     On April 12, 2000, the Attorney General filed its Notice of Intervention.

     On May 10, 2000, the North Carolina Electric Membership Corporation (NCEMC) filed a petition to intervene, which was allowed by Order dated May 23, 2000.

     On May 15, 2000, the Greenville Utilities Commission and the cities of Rocky Mount, Wilson and Monroe filed a petition to intervene, which was allowed by Order dated May 23, 2000.

     On May 25, 2000, the North Carolina Justice and Community Development Center (JCDC) and Glenda Michales et al. filed Petitions to Intervene. On May 31, 2000, CP&L filed Motions to Deny the Petitions to Intervene of JCDC and of Glenda Michales et al. On June 5, 2000, JCDC and counsel for Glenda Michales et al. filed separate Responses to CP&L's Motions to Deny Petitions to Intervene. On June 6, 2000, the Attorney General also filed a response in opposition to the Motion to Deny JCDC's Petition. By Order dated June 12, 2000, the Commission granted both petitions to intervene by JCDC and Glenda Michales et al.

     On July 7, 2000, Glenda Michales et al. filed the Direct Testimony and Exhibits of J. Bertram Solomon and of John R. Jolly, Jr.

     On July 10, 2000, the Public Staff filed the Testimony and Exhibits of Dr. Ben Johnson.

     On July 12, 2000, CP&L Energy filed Motions to Strike the Testimony of J. Bertram Solomon and John R. Jolly, Jr. On July 13, 2000 Glenda Michales et al. filed a Response to the two Motions to Strike Testimony.

     On July 13, 2000, CP&L Energy filed the Rebuttal Testimony of Bonnie V. Hancock.

     On July 17, 2000, a public hearing was held in Raleigh. No public witnesses appeared at the hearing.

     On July 18, 2000, the evidentiary hearing in this proceeding was held as scheduled. At the beginning of the hearing, CP&L Energy and Glenda Michales, et


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al. informed the Commission that they had reached agreement on all disputed matters and offered into the record a stipulation which was accepted by the Commission. All parties agreed to waive cross-examination of all witnesses and further agreed to allow all pre-filed testimony and exhibits into the record without the sponsoring witness taking the witness stand. The Commission accepted into the record all pre-filed testimony and exhibits and the hearing was adjourned.

     Based on the foregoing and all of the parties' testimonies and the exhibits received into evidence during the proceeding and the entire record, the Commission now makes the following:

                                FINDINGS OF FACT

     1. CP&L Energy is a corporation organized and existing under the laws of the State of North Carolina. It is an exempt holding company under the Public Utility Holding Company Act of 1935 (PUHCA). It owns three North Carolina jurisdictional public utilities: Carolina Power & Light Company (CP&L), North Carolina Natural Gas Corporation (NCNG) and Interpath Communications, Inc. CP&L is an electric utility that provides electric generation, transmission, and distribution services to customers located within its assigned territories in North Carolina. NCNG is a natural gas local distribution company providing natural gas and natural gas transportation services to customers located in its assigned territory. Interpath is a telecommunications company authorized to provide local and interexchange long distance switched and dedicated services throughout North Carolina.

     2. FPC is an exempt public utility holding company whose principal public utility subsidiary is Florida Power Corporation, which is engaged in providing wholesale and retail electric service primarily in central and northern Florida.

     3. Through its Application to the Commission, CP&L Energy seeks authorization under G.S. 62-111 and G.S. 62-161 to engage in a business combination transaction and for authorization to issue common stock without par value in connection with that transaction. The proposed transaction would make FPC a wholly owned subsidiary of CP&L Energy.

     4. If the merger is approved, shareholders of FPC may elect to receive $54.00 in cash for each outstanding share of FPC common stock or a number of shares of CP&L Energy common stock equal to the exchange ratio, subject to proration in the event that FPC shareholders elect to receive more than 65% of the total consideration for the exchange in cash, or more than 35% in CP&L Energy common stock. FPC shareholders will also receive one contingent value obligation for each share of FPC common stock they own. Each contingent value obligation will represent the right to receive contingent payment based upon the net after tax cash flow to CP&L Energy generated by four synthetic fuel plants purchased by FPC in October 1999.


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     5.   Upon the closing of the merger transaction, CP&L Energy will become a registered holding company subject to the jurisdiction of the Securities and Exchange Commission (SEC) pursuant to PUHCA. The Regulatory Conditions approved and adopted by the Commission in Docket Nos. E-2, Sub 753, P-708, Sub 5, and G-21, Sub 387, along with the commitments made by CP&L in that proceeding, when renewed by CP&L Energy's current Application filing with the SEC containing the language required by the conditions approved in the holding company proceeding, are adequate to protect this Commission's jurisdiction from preemption by the SEC subsequent to CP&L Energy becoming a registered holding company.

     6. The Regulatory Conditions adopted by the Commission in Docket Nos. E-2, Sub 740 and G-21, Sub 377; Docket Nos. E-2, Sub 753, P-708, Sub 5, and G-21, Sub 387; and this docket, as well as the Code of Conduct previously adopted by the Commission, subject to appropriate revisions to apply to CP&L Energy's merger with FPC, are adequate to assure that there will be no adverse impact on the rates and service of CP&L's and NCNG's customers, that these customers are protected as much as possible from potential harm, and that these ratepayers will receive sufficient benefits from the merger to offset any potential costs, risks, and harms.

     7. The Regulatory Conditions agreed to by CP&L Energy and the Public Staff and adopted by the Commission herein are adequate to protect the Commission's jurisdiction from the adverse impacts of any potential preemption by the Federal Energy Regulatory Commission (FERC).

     8. The commitments made by CP&L Energy, CP&L and NCNG, including their absorption of all direct and indirect merger costs and the acquisition adjustment that will be created upon closing, and the rate reduction and continued rate cap, constitute an equitable allocation of benefits and costs between ratepayers and shareholders.

     9. The rate concessions agreed to by CP&L Energy and the Public Staff and the benefits to CP&L, NCNG and their customers resulting from the proposed merger adequately offset any potential cost, risk, and/or harms to CP&L's and/or NCNG's customers associated with the merger.

     10. The business combination transaction proposed by CP&L Energy is justified by the public convenience and necessity, and the proposed securities issuance in connection therewith are for a lawful object, are compatible with the public interest, are consistent with the proper performance by CP&L Energy, CP&L and NCNG of their service to the public, and will not impair their ability to provide service at just and reasonable rates.

     11. The acquisition by CP&L Energy of FPC will not materially impact CP&L Energy's and/or CP&L's market power in North Carolina, or otherwise.


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     12.  CP&L Energy must ensure that CP&L's North Carolina retail customers and NCNG's customers are held harmless from any and all current and prospective liabilities of FPC and its subsidiaries.

                          EVIDENCE AND CONCLUSIONS FOR
                            FINDING OF FACT NOS. 1-4

     The evidence supporting these findings of fact can be found in CP&L Energy's Application and in the pre-filed testimony of CP&L Energy witness Hancock and Public Staff witness Johnson. These findings of fact are essentially informational, procedural and jurisdictional in nature and are not controverted.

                          EVIDENCE AND CONCLUSIONS FOR
                              FINDING OF FACT NO. 5

     The evidence supporting this finding of fact is found in the record and orders issued by the Commission in Docket Nos. E-2, Sub 753, P-708, Sub 5, and G-21, Sub 387. The Commission takes judicial notice of its Order issued on May 17, 2000 in Docket No. E-2, Sub 753, P-708, Sub 5, and G-21, Sub 387 approving CP&L's Application to convert to a holding company structure and to transfer its ownership to CP&L Energy. The Code of Conduct and Regulatory Conditions adopted in that proceeding along with the commitments made by CP&L in that proceeding, when renewed by CP&L Energy's current Application filing with the SEC containing the language required by the conditions approved in the holding company proceeding, are adequate to protect this Commission's jurisdiction from preemption by the SEC subsequent to CP&L Energy becoming a registered holding company. That Order is now final and the time for an appeal of such Order has passed.

                          EVIDENCE AND CONCLUSIONS FOR
                            FINDING OF FACT NOS. 6-10

     The evidence supporting these findings of fact is found in the pre-filed testimony of CP&L witness Hancock and Public Staff witness Johnson. CP&L witness Hancock explained that the merger will benefit CP&L and its customers by creating greater resources and greater diversity of resources and customers, increasing its efficiency, increasing its financial strength, increasing its size in order to withstand possible hostile takeovers, and reducing its operating costs by integrating two strong, but medium-sized, companies. Witness Hancock explained that the combined company will be capable of offering energy and a broad variety of low cost, quality energy-related services to a broader customer base during a time of rapid change in the utility industry.

     Witness Hancock elaborated on these benefits by explaining that the combination will strengthen CP&L's ability to maintain investor confidence and to attract and retain capital needed to finance new growth. The financial strength and stability of the combined company should enhance its financing


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capability and support its growth objectives. In addition, CP&L's and FPC's combined generation portfolio and customer mix are more balanced than either stand-alone company, thus reducing their risk profiles. As a result, CP&L will be better able to expand its service offerings to respond to customer needs and demands, and to manage and absorb the risk and volatility inherent in competitive power supply markets.

     Witness Hancock further explained that the merger will allow CP&L to diversify its fuel and generation mix. CP&L's customers will benefit because this will reduce CP&L's dependence upon one type of fuel source and reduce customer exposure to fluctuations in fuel prices. In addition, the merger should improve the efficiency of the merged company's generation resources and operations because CP&L is a summer peaking utility with a significant amount of industrial customer load, while Florida Power is a winter peaking utility with mostly residential load. Thus, the two companies complement each other in both peak loads and customer mix.

     Witness Hancock further elaborated that the merger will enhance CP&L's ability to serve its customers in North Carolina by making CP&L a stronger, more viable company, better able to provide stable and reliable services in any market or economic environment. Witness Hancock committed that CP&L will continue to be a good, strong, corporate citizen, headquartered in Raleigh and that all other things being equal, jobs and investments will occur in North Carolina.

     Regarding the savings CP&L Energy expects to realize from the merger, Witness Hancock testified that CP&L Energy and FPC estimate the nominal value of synergies from the merger to be at least one hundred million dollars ($100 million) annually. CP&L Energy expects to realize these synergies through (1) the integration of corporate functions; (2) the integration of corporate programs; (3) purchasing economies; (4) fuel procurement; and (5) business optimization. Savings from integration of corporate functions are estimated to be $24-32 million. These are labor related savings, primarily from consolidating corporate and administrative functions into one service company. Savings from integration of corporate programs are also estimated to be $24-32 million. These savings are associated with non-labor cost reductions. Purchasing economies are estimated to be $18-21 million. Fuel procurement savings will be $1-2 million. Finally, business optimization and sharing of "best practices" will yield $24-30 million in annual savings.

     Witness Hancock testified that the extent to which these savings will be reflected on the books of each company within the CP&L Energy family will vary by specific initiative and will be dependent on the outcome of the integration and implementation processes. She explained that both utilities will see a benefit from the combination of these corporate functions and programs as the savings are achieved and each utility will continue to allocate its costs consistent with current jurisdictional cost of service methodologies.


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     Public Staff witness Dr. Johnson disagreed with witness Hancock on certain issues and testified that the merger is driven by issues which are primarily of concern to CP&L Energy's management and shareholders. He explained that most large corporate acquisitions and mergers are undertaken to enhance shareholder value and that this proposed merger is no exception.

     Dr. Johnson explained that from a public interest perspective, the additional jobs and economic development the merger brings to North Carolina and the Raleigh area are its primary appeal. He testified that this particular transaction is attractive in large part because it involves a North Carolina utility taking control of a Florida utility. However, he cautioned that there is no guarantee that future mergers or acquisitions will be structured in the same manner or that the combined company will be permanently headquartered in Raleigh and that it is possible that another firm headquartered outside North Carolina may seek to acquire CP&L Energy.

     Dr. Johnson also explained that the merger would cause the combined companies to be more highly leveraged. He testified that, while this increase in leverage would bring with it some risks, CP&L Energy's overall cost of capital would decline because it will be relying less on high cost equity. This is a result of the fact that 65% of the purchase price will be paid in cash, which will cause CP&L Energy to issue new debt, thereby extinguishing the majority of FPC's equity capital.

     Dr. Johnson then explained that, in general, cost savings realized by a regulated utility will eventually reduce its cost of service and revenue requirement for ratemaking purposes. Savings that are achieved through mergers will ultimately tend to benefit customers, because a utility's rates are set on a cost of service basis. Under traditional rate of return, cost-based ratemaking, customers are ultimately responsible for reimbursing all reasonable and prudent costs incurred by the utility. To the extent these costs decline, the savings will typically be reflected when rates are set.

     Dr. Johnson stated that, in order to ensure that the overall benefits of the merger outweigh the costs and risks, so as to justify approval of the transaction by the Commission, CP&L Energy and the Public Staff also agreed to a number of rate reductions. CP&L shall amend its North Carolina retail rate schedules as follows:

X For calendar year 2002, CP&L will implement a rider on a bills rendered basis applicable to its non-RTP customers that will provide a uniform decrement per kWh of usage totaling, in the aggregate for the class, $3 million.
X For calendar year 2003, CP&L will implement a rider on a bills rendered basis applicable to its non-RTP customers that will provide a uniform decrement per kWh of usage totaling, in the aggregate for the class, $4.5 million.


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X    For calendar year 2004, CP&L will implement a rider on a bills rendered basis applicable to its non-RTP customers that will provide a uniform decrement per kWh of usage totaling, in the aggregate for the class, $6 million dollars.
X For calendar year 2005, CP&L will implement a rider on a bills rendered basis applicable to its non-RTP customers that will provide a uniform decrement per kWh of usage totaling, in the aggregate for the class, $6 million.

     CP&L Energy also agreed to an additional benefit, to be provided in its 2000 fuel case, whereby CP&L will amend its 2000 fuel case Application to write-off and forego recovery of $10 million of its under-recovered fuel cost for the test period April 1, 1999 through March 31, 2000, and will recover the remaining under-recovered fuel costs determined reasonable by the Commission for that test period over the three year collection period established for its 2001, 2002 and 2003 fuel cases, in three equal installments. No interest will be recoverable by CP&L in connection with this deferral of fuel cost recovery, nor will any deferral amounts be offset against any future fuel cost over-recoveries for purposes of calculating interest on such over-recoveries.

     Dr. Johnson testified that the rate reductions and the treatment of under-recovered fuel costs offer real and measurable benefits to North Carolina customers as a result of the merger.

     CP&L Energy also agreed that it would extend natural gas service through NCNG to Tabor City in Columbus County by June 30, 2001, provided it can obtain proper right-of-way on a timely basis, and it will increase its annual contributions to economic development projects in Eastern North Carolina by $75,000 for the time period June 1, 2000, through May 31, 2005. Dr. Johnson viewed these commitments as evidence of CP&L's continued commitment to serving North Carolina.

     Regarding the costs to be incurred by CP&L Energy in order to accomplish the merger, Dr. Johnson explained that many of these costs will probably be included as "above-the-line" costs of providing utility service, and thus would tend to increase the utility's revenue requirement. However, some of the costs might be classified as non-recurring costs, or they might be categorized as "below-the-line" costs attributable to shareholders, and thus would not be considered for ratemaking purposes. Dr. Johnson explained that as a general principle, ratepayers are expected to reimburse a utility for costs which are incurred for their benefit, but they are not expected to reimburse costs which are primarily or exclusively incurred for the benefit of shareholders.

     Dr. Johnson discussed in great length the proper accounting treatment of the goodwill associated with the merger, and, in particular, the extent to which the purchase price for FPC stock exceeded its book value. He explained that CP&L Energy had proposed to offset any savings resulting from the merger with the


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amortization of the goodwill associated with the merger to the extent that CP&L
Energy can clearly demonstrate that such savings were realized as a result of the business combination. Dr. Johnson disagreed with CP&L Energy on this issue, testifying that goodwill should not be recovered from ratepayers, and gave several reasons for his position.

     To address this issue, CP&L Energy and the Public Staff agreed to the following conditions:

     All costs of the merger shall be excluded from each of the utilities' accounts, and all direct or indirect corporate cost increases, if any, attributable to the merger shall be excluded from utilities' costs for all purposes that affect each of the utilities' regulated retail rates and charges. For purposes of this condition, the term "corporate cost increases" is defined as costs in excess of the level that each of the utilities (a) would have incurred using prudent business judgment, or (b) would have had allocated to it, had the merger not occurred. "Corporate cost increases" shall also include any payments made under change of control agreements, salary continuation agreements, and/or other severance or personnel type arrangements that are reasonably attributable to the merger.

     Any acquisition adjustment that results from the business combination of CP&L Energy and FPC shall be excluded from CP&L's and NCNG's utility accounts and treated for regulatory reporting and ratemaking purposes so that it does not affect CP&L's North Carolina retail electric rates and charges and NCNG's natural gas rates and charges. This does not prohibit CP&L from filing additional information showing the acquisition adjustment.

     Dr. Johnson further explained that the Regulatory Conditions agreed to by CP&L Energy and the Public Staff are intended to protect the Commission's jurisdiction from preemption by the FERC as a result of CP&L and Florida Power Corporation entering into an integration agreement and to hold CP&L's customers harmless from any unforeseen impacts of implementing the integration agreement and to ensure that existing CP&L generation resources remain committed to the benefit of CP&L's retail customers. The Regulatory Conditions also seek to ensure that the Commission has the opportunity to review and approve on a timely basis CP&L's proposed entry into a regional transmission organization (RTO) and that any risks associated with the time constraints on CP&L to join an RTO are mitigated. The Regulatory Conditions also address any potential adverse consequences of CP&L becoming a registered holding company subject to the full jurisdiction of the SEC and also generally safeguard the Commission's ability to regulate CP&L and protect its customers from any harmful impacts of the merger. The Regulatory Conditions agreed to by CP&L Energy and the Public Staff are set forth in the Ordering Paragraphs of this Order.


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     No other party to this proceeding objected to any of these proposed conditions. Based upon the testimony of Public Staff witness Johnson and CP&L witness Hancock, the Commission finds that these conditions as well as the conditions and Code of Conduct adopted by the Commission in Docket Nos. E-2, Sub 740, and G-21, Sub 377, and Docket Nos. E-2, Sub 753, P-708, Sub 5, and G-21, Sub 387, adequately protect CP&L's customers from any potential harm from the merger and provide them with significant benefits that adequately offset any potential cost, risk, or harm resulting from the merger, and, therefore, the merger is justified by the public convenience and necessity.

                          EVIDENCE AND CONCLUSIONS FOR
                             FINDING OF FACT NO. 11

     The evidence supporting this finding of fact is found in the prefiled direct testimony of CP&L Energy witness Harris and Public Staff witness Johnson. Dr. Harris testified that he had analyzed the impact of the proposed merger on CP&L's market power and the extent to which such change in market power impacts North Carolina customers. He found that the merger in this case will not adversely affect market power in the North Carolina retail market. He explained that rates for service in that market are fully regulated and therefore will not be affected by the merger. In addition, the merger will not affect competition in North Carolina's retail electric markets because FPC does not have the legal authority to participate in those markets.

     Regarding the wholesale market, Dr. Harris explained that the merger will not produce any meaningful change in the wholesale power markets in North Carolina. He testified that FPC is not, nor has it ever been, a significant supplier of wholesale power in North Carolina. Consequently, combining CP&L Energy and FPC will have no material impact on the North Carolina wholesale power markets.

     Dr. Johnson testified that Dr. Harris' analysis was a competent and consistent application of the approach described by the FERC in its guidelines. However, Dr. Johnson did not believe these guidelines are sufficient to encompass all of the relevant concerns in this proceeding. Dr. Johnson also explained that he was concerned that CP&L examined retail market power in the context of the current regulatory environment and that while CP&L's analysis of this existing market was correct, he felt that CP&L should have considered the emerging trend towards increased competition in the industry in its analysis. However, after explaining the basis for his concerns, Dr. Johnson testified that he agreed with the conclusion reached by Dr. Harris, that is, that the proposed merger will not adversely affect competitive conditions in the relevant markets now. He explained that this is a proposed merger of two utilities that are serving widely separated and economically distinct markets and that they are not likely to become strong rivals, even if retail competition were to be authorized in the future. He also explained that the proposed merger could have positive impacts as well. Dr. Johnson explained that it will allow CP&L to diversify outside North Carolina, which should reduce its exposure to the risk associated with increased competition. By reorganizing and expanding, CP&L is placing


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itself in a better position to survive and prosper in the increasingly competitive climate it sees over the horizon.

     Dr. Johnson further testified that provided reasonable conditions are imposed by the Commission and future developments are monitored carefully, the proposed merger could ultimately serve to benefit consumers by placing one of the major utilities in the State in a stronger position to compete with Duke Power, The Southern Company, and other major utilities. The two conditions recommended by Dr. Johnson and agreed to by CP&L in this regard are as follows:

     CP&L recognizes that the NCUC retains the right to order reasonable modifications to the structure and/or operations of CP&L and/or its affiliates, in accordance with the provisions of Regulatory Condition No. 43 to the NCUC's approval of the holding company formation in Docket Nos. E-2, Sub 753, G-21, Sub 387, and P-708, Sub 5 (Order dated June 17, 2000), as necessary to address changes in the electric industry consistent with North Carolina law.

     CP&L agrees to hold North Carolina retail customers harmless from any and all losses associated with or attributable to the six year divestiture by CP&L of 85 megawatts of capacity and energy, as committed to in the merger Application filed with the FERC by CP&L Energy and Florida Progress, and for any and all losses associated with or attributable to the 50 megawatt transmission path made necessary by that same Application.

     No other party presented any evidence on this issue nor challenged these two witnesses. The Commission finds the testimony of Drs. Harris and Johnson persuasive and concludes that the proposed conditions are appropriate.

                          EVIDENCE AND CONCLUSIONS FOR
                             FINDING OF FACT NO. 12

     The evidence supporting this finding of fact is found in the testimony of Public Staff witness Dr. Ben Johnson, CP&L Energy witness Bonnie Hancock, and the testimony of John Jolly and Bertram Solomon presented on behalf of intervenors Glenda Michales et al.

     Witnesses Jolly and Solomon explained their concern regarding certain litigation involving FPC and an FPC subsidiary, Mid-Continent Life Insurance Company, pending in Oklahoma State Court. Their concern was two-fold: (1) that the merger might in some manner dissipate FPC assets that might otherwise be available to satisfy a judgment against Mid-Continent Life Insurance Company and/or FPC, and (2) that the cost and/or potential judgment associated with this litigation could increase CP&L's electric rates to its North Carolina customers.


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


To address the second of these concerns, CP&L Energy and the Public Staff agreed to the following condition:

     CP&L's North Carolina retail customers and NCNG's customers shall be held harmless from all current and prospective liabilities of FPC and its subsidiaries, including, but not limited to, the litigation involving Mid-Continent Life Insurance Company, pensions and other employee benefits, decommissioning costs, and taxes.

     To resolve the concerns of intervenors Michales' et al., CP&L Energy and these intervenors entered into a stipulation which was offered into and accepted into the record without objection. This stipulation is set forth in Attachment 1 to this Order. Basically this stipulation provides that the condition CP&L entered into with the Public Staff regarding this matter shall be interpreted so as to prohibit CP&L from seeking to include in its North Carolina retail rates any direct or indirect costs associated with the Mid-Continent Life Insurance litigation, including but not limited to attorney's fees, judgments, and increased cost of debt and/or equity. The stipulation also provides that as a result of such commitment, and CP&L Energy's representations to the Commission that FPC will continue to be a going concern and that the merger will not dissipate any FPC assets or earnings available to satisfy any potential judgment arising from the Mid-Continent Life Insurance litigation, the concerns of intervenors Michales' et al. are adequately addressed and they do not oppose the proposed merger.

     No other parties presented any evidence regarding these matters or opposed the stipulation. Therefore, the Commission finds it to be in the public interest to approve the stipulation.

                               CONCLUSIONS OF LAW

     1. Under the relevant statutes, G.S. 62-111 and 62-161, the Commission has authority to review all aspects of a proposed merger and securities transactions affecting a public utility and to balance all potential benefits and costs to determine if they should be authorized.

     2. Approval should be given to CP&L Energy and FPC's proposed merger and securities transaction only if sufficient conditions are imposed to ensure that (a) the merger will have no known adverse impact on the rates and service of CP&L's and NCNG's ratepayers; (b) CP&L's and NCNG's ratepayers are protected as much as possible from potential harm; and (c) these ratepayers will receive enough benefit from the merger to offset any potential costs, risks, and harms.

     3. The approved Regulatory Conditions and Code of Conduct are intended to prevent the merger from having any known adverse impact on the rates and service of CP&L's and NCNG's ratepayers; to protect those ratepayers as much as possible from potential harm; and to provide enough benefits from the merger to offset any potential costs, risks, and harms.

     4. Based on its Application of the foregoing standards to the facts of this case, with particular attention paid to the Regulatory Conditions and Code of Conduct, the Commission concludes that the requirements of G.S. 62-111 and G.S. 62-161 have been met, and that the proposed merger and securities transactions should be approved.

     Specifically, the Commission concludes that the business combination transaction proposed by CP&L Energy and FPC is justified by the public convenience and necessity, and that the proposed securities transaction in connection therewith is for a lawful object, is compatible with the public interest, is consistent with the proper performance by CP&L and NCNG of their service to the public, and will not impair their ability to provide that service at just and reasonable rates.

     IT IS, THEREFORE, ORDERED that CP&L Energy's Application to engage in a business combination transaction and to issue securities in connection therewith, as described herein and in the Application, is approved upon the commitments made by CP&L Energy and upon the following Regulatory Conditions with which CP&L Energy is hereby ordered to comply:

     1. CP&L recognizes that the NCUC retains the right to order reasonable modifications to the structure and/or operations of CP&L and/or its Affiliates, in accordance with the provisions of Regulatory Condition 43 to the NCUC's approval of the holding company formation in Docket Nos. E-2, Sub 753, G-21, Sub 387, and P-708, Sub 5 (Order dated May 17, 2000), as necessary to address changes in the electric industry consistent with North Carolina law.

     2. CP&L agrees to hold North Carolina retail customers harmless for any and all losses associated with or attributable to the six-year divestiture by CP&L of 85 MW of capacity and energy, as committed to in the merger Application filed with the FERC by CP&L Energy and Florida Progress, and for any and all losses associated with or attributable to the 50 MW transmission path made necessary by that same Application.

     3. All costs of the merger shall be excluded from each of the Utilities' utility accounts, and all direct or indirect corporate cost increases, if any, attributable to the merger shall be excluded from utility costs for all purposes that affect each of the Utilities regulated retail rates and charges. For purposes of this condition, the term "corporate cost increases" is defined as costs in excess of the level that each of the Utilities (a) would have incurred using prudent business judgment, or (b) would have had allocated to it, had the merger not occurred. "Corporate cost increases" shall also include any payments made under change-of-control agreements, salary continuation agreements, and/or other severance- or personnel-type arrangements that are reasonably attributable to the merger.

     4. Any acquisition adjustment that results from the business combination of CP&L Energy and FPC shall be excluded from CP&L's and NCNG's utility accounts and treated for regulatory reporting and ratemaking purposes so that it does not affect CP&L's North Carolina retail electric rates and charges and NCNG's natural gas rates and charges. This does not prohibit CP&L from filing additional information showing the acquisition adjustment.

     5. CP&L shall amend its North Carolina retail rate schedules as follows:

     For calendar year 2002, CP&L will implement a rider on a bills rendered basis applicable to its non-RTP customers that will provide a uniform decrement per kwh of usage totaling, in the aggregate, $3 million. For calendar year 2003, CP&L will implement a rider on a bills rendered basis applicable to its non-RTP customers that will provide a uniform decrement per kwh of usage totaling, in the aggregate for the class, $4.5 million. For calendar year 2004, CP&L will implement a rider on a bills rendered basis applicable to its non-RTP customers that will provide a uniform decrement per kwh of usage totaling, in the aggregate for the class, $6 million. For calendar year 2005. CP&L will implement a rider on a bills rendered basis applicable to its non-RTP customers that will provide a uniform decrement per kwh of usage totaling, in the aggregate for the class, $6 million.

     6. CP&L will amend its 2000 fuel case Application to write-off and forego recovery of $10 million of its unrecovered fuel costs for the test period April 1, 1999, through March 31, 2000, and will recover the remaining unrecovered fuel cost determined reasonable by the NCUC for that test period over the three-year collection period established for its 2001, 2002, and 2003 fuel cases in three equal installments. No interest shall be recoverable by CP&L in connection with this deferral of fuel cost recovery, nor shall any deferral amounts be offset against any future fuel cost over-recoveries for purposes of calculating interest on such over-recoveries.

     7. CP&L will extend natural gas service to Tabor City in Columbus County by June 30, 2001, and increase its annual contributions to economic development projects in eastern North Carolina by $75,000 for the time period June 1, 2000, through May 31, 2005.

     8. With respect to the transfer by CP&L to any entity, affiliated or not, of the control of, operational responsibilities for, or ownership of any asset or portion thereof used for the generation, transmission, distribution, or other provision of NCUC-regulated electric power and/or service to customers in North Carolina:

     (a) CP&L shall file an Application for approval with the NCUC at least 90 days in advance of the proposed transfer; and

     (b) CP&L, CP&L Energy, and/or any other Affiliates shall not commit to or carry out such a transfer except in accordance with all applicable laws and the rules, regulations and orders of the NCUC promulgated thereunder.

     9. Any contract regarding CP&L's membership in an RTO must contain a regulatory out clause making CP&L's involvement conditional upon state regulatory approval, as well as federal approval. In addition, to the extent a southeastern RTO does not prove to be viable in time for CP&L to meet its RTO filing commitment to the FERC, any filing at the FERC and any contract related to CP&L joining an RTO other than one with a southeastern focus must contain a provision allowing the NCUC to require CP&L to withdraw and join a subsequently developed southeastern FERC-approved RTO.

     10.  CP&L and NCNG agree to meet with and consult with the Public
Staff, upon request, regarding plans for significant changes in CP&L's, NCNG's, and/or CP&L Energy's organization, structure (including RTO developments), and activities; the expected and/or potential impact of such changes on CP&L's and NCNG's regulated rates, operations and service; and proposals for assuring that such plans do not adversely affect CP&L's North Carolina retail electric customers or NCNG's regulated natural gas customers. To the extent that proposed significant changes are planned for Florida Power Corporation's organization, structure (including RTO developments), and activities and the consequences of those plans could impact the rates, service and/or costs allocated to CP&L's or NCNG's North Carolina regulated customers, then CP&L's and NCNG's plans and proposals for assuring that those plans do not adversely affect their customers must be included in these meetings. CP&L agrees to inform the Public Staff promptly of any anticipated significant events and/or changes as described above and initiate meetings when necessary.

     11. The proposed merger of CP&L Energy and FPC and the resulting participation of CP&L in the proposed System Integration Agreement filed with the FERC as part of the FERC merger Application may adversely affect the NCUC's traditional regulatory authority over CP&L because of the potentially preemptive relationship between the Federal Power Act (FPA) and state law. The following requirements and procedures are intended to protect the NCUC's jurisdiction in that event:

     (a)  CP&L and/or CP&L Energy shall amend the proposed System
Integration Agreement Between Carolina Power & Light Company and Florida Power Corporation (Integration Agreement) filed with the FERC merger Application of CP&L Holdings, Inc. (now CP&L Energy), and Florida Progress Corporation on behalf of their public utility subsidiaries, to provide the following:

          i) CP&L's participation in this agreement is voluntary, and CP&L is not obligated to make any purchases or sales pursuant to this agreement; and

          (ii) CP&L may not make or incur a charge under this agreement except in accordance with North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder.

If the Integration Agreement has been approved (or accepted for filing) by the FERC prior to CP&L having an opportunity to amend it as provided above, then CP&L and/or CP&L Energy shall promptly make a filing with the FERC seeking an order approving or accepting the Integration Agreement amended as set forth above.

     (b) All future FERC jurisdictional agreements, service schedules and similar arrangements entered into pursuant to the Integration Agreement (or comparable agreements) and filed with the FERC, (a) to which CP&L is a party or
(b) which can affect CP&L's costs and revenues, either directly or indirectly through allocation, shall contain the language set forth in subsection (a)(i) and (ii) above.

     (c) CP&L and CP&L Energy shall request that the following language be included in any order issued by the FERC approving or accepting a FERC jurisdictional agreement and/or service schedule entered into pursuant to the Integration Agreement (or comparable agreement) to which CP&L or any Affiliate thereof is a party:

     Approval or acceptance of this agreement and/or service schedule in no way precludes the North Carolina Utilities Commission from scrutinizing and disallowing charges incurred or made or allowing or imputing a different level of such charges when setting retail rates for services rendered to customers of affiliated public utilities in North Carolina.

     (d) CP&L shall certify to the NCUC that neither CP&L, CP&L Energy, nor any Affiliate thereof has made any filing with the FERC inconsistent with the foregoing. The first such certification shall be made within 30 days of the issuance of the NCUC's order approving the merger and shall be repeated annually thereafter on the anniversary of the first certification.

     12. With respect to any transfer by a Utility of the control of, operational responsibilities for, or ownership of any asset or portion thereof used for the generation, transmission, distribution or other provision of regulated electric, natural gas, and/or telecommunications service to retail customers in North Carolina:

     (a) No Utility shall commit to or carry out such a transfer except in accordance with these conditions, all applicable law, and the rules, regulations and orders of the NCUC promulgated thereunder; and

     (b) No Utility may reflect in rates the value of any such transfer except as allowed by the NCUC.

     13. CP&L, NCNG, CP&L Energy, and their Affiliates shall include in any Application to the FERC for approval of any transfer described in the immediately preceding condition the commitment set forth in that condition. CP&L will not transfer the control of, operational responsibilities for, or ownership of any transmission asset to an Affiliate or non-Affiliate without first obtaining NCUC approval.

     14. Any filing with the FERC in connection with any asset transfers involving CP&L shall request that the FERC include the following language in its approval order(s):

     Approval of this Application in no way precludes the North Carolina Utilities Commission from scrutinizing and establishing the value of the asset transfer for purposes of determining the retail rates for services rendered to CP&L's customers. It is the FERC's intention that the North Carolina Utilities Commission retain the right to review and determine the value of such asset transfer for purposes of determining retail rates.

     15. Neither CP&L, CP&L Energy, nor any Affiliate thereof shall assert or support the assertion in any forum, with respect to any asset transfer transaction described above to which CP&L is involved and which is subject to the FPA, that the FPA in any way preempts the NCUC from exercising such authority as it may have under all applicable law to (a) review the reasonableness of any commitment entered into by CP&L and mandate, approve or otherwise regulate a transfer of assets by or to CP&L, and/or (b) disallow costs or impute revenues, related to such commitment, to CP&L and scrutinize and establish the value of the asset transfers for purposes of determining the rates for services rendered to CP&L's retail customers. Should any other entity so assert, CP&L, CP&L Energy and/or other Affiliates shall advise and consult with the NCUC and the Public Staff regarding such assertion.

     16. CP&L, NCNG, CP&L Energy, and all Affiliates shall take all such actions as may be reasonably necessary and appropriate to hold North Carolina retail ratepayers harmless from rate increases, foregone opportunities for rate decreases, and/or other effects of merger.

     17. A copy of all Applications, reports, contracts, rate schedules, or other documents (including attachments, exhibits, and similar items) filed with the FERC by CP&L Energy, any Service Company, the Utilities, other Affiliates, and/or a Nonpublic Utility Operation shall be filed contemporaneously by CP&L with the NCUC and a copy shall be provided to the Public Staff at the time of the filing. CP&L and NCNG also shall file with the NCUC all orders issued by the FERC that directly or indirectly affect CP&L's and/or NCNG's accounting practices, North Carolina-regulated rates, operations, and/or transfer prices or allocations.

     18. CP&L may not purchase electricity (and/or related goods and services) from an Affiliate under circumstances where the costs incurred for comparable service (whether directly or through allocation) exceed fair market value, nor may it sell electricity (and/or related goods and services) to an Affiliate for less than fair market value except for emergency interchange transactions.

     19. CP&L and its retail customers will continue to bear the cost responsibility for CP&L's premerger system power supply resources and receive the revenues from those resources. CP&L shall ensure that its retail native load customers receive the benefits associated with CP&L's existing system generation assets, including those for which a certificate has been granted as of the closing date of the merger. CP&L and/or any of its Affiliates shall give the NCUC and the Public Staff written notice 30 days prior to filing with the FERC proposed amendments, modifications, or supplements to the Integration Agreement (or comparable agreement) that change or affect that cost responsibility and/or receipt of revenues and/or could potentially have a negative effect on CP&L's North Carolina retail native load customers.

     20. The joint planning and coordinated dispatch of CP&L system generation contemplated by the Integration Agreement (and/or future comparable agreements) shall ensure that CP&L's retail native load receives priority with respect to that generation and shall ensure that CP&L's retail native load customers receive the benefits of CP&L owned or controlled system generation resources. CP&L shall continue to serve its retail native load customers in North Carolina with the lowest-cost power it can reasonably generate or purchase from other sources before making power available for off-system sales. To the extent CP&L owned or controlled system generation is made available for off-system sales, the revenues realized by CP&L from such sales shall continue to be used to reduce CP&L's retail cost of service.

     21. CP&L shall not enter into contracts for the sale of energy and/or capacity at native load priority and/or under such terms and conditions as to cause the purchasing entity to fall within the definition of "native load" in the Integration Agreement without first giving the NCUC and the Public Staff written notice 20 days in advance of such a contract being executed.

     22. The costs of any resource additions that are allocated or assigned directly or indirectly to CP&L must be treated for ratemaking purposes in accordance with all applicable laws and all NCUC orders, rules and regulations.

     23. Changes will be made, if and when necessary, to the required affiliated transactions reports and cost allocation manuals.

     24. A copy of all Applications, reports, or other documents filed with the SEC under PUHCA by CP&L Energy, any Service Company, the Utilities, other Affiliates, and/or any Nonpublic Utility Operation shall be contemporaneously filed with the NCUC and provided to the Public Staff. CP&L and NCNG also shall file with the NCUC promptly upon receipt all orders issued by the SEC that directly or indirectly affect any of the Utilities' accounting practices, financings, operations, and/or transfer prices or allocations.

     25. CP&L and NCNG shall not take services from nor provide services to Affiliates other than CP&L Services if comparable services can be provided more economically and efficiently by CP&L Services.

     26. CP&L and NCNG shall file with the NCUC in this docket annually one week before the effective date of the annual contract the list of services each intends to provide to CP&L Services and/or other Affiliates. Any modifications by CP&L and/or NCNG to this list of services shall be filed with the NCUC at the time CP&L and/or NCNG receive written notice of the modifications.

     27. CP&L and NCNG shall file with the NCUC in this docket annually one week before the effective date of the annual contract the list of services each elects to take from CP&L Services. Any modifications by CP&L and/or NCNG to the selection of services shall be filed with the NCUC at the time CP&L and/or NCNG gives written notice to CP&L Services.

     28. Any and all proposed changes to CP&L Services' contracts and service contracts between CP&L and/or NCNG and any of their Affiliates must be filed for approval by the NCUC contemporaneously with their being filed with the SEC.

     29. CP&L and NCNG shall cooperate fully in any future investigation of power and natural gas marketing activities, including, but not limited to, how those activities are structured, how prices and costs are determined and whether these activities are being conducted in compliance with the relevant codes of conduct.

     30. CP&L's North Carolina retail customers and NCNG's customers shall be held harmless from all current and prospective liabilities of Florida Progress Corporation and its subsidiaries, including, but not limited to, the litigation involving Mid-Continent Life Insurance Company, pensions and other employee benefits, decommissioning costs, and taxes.

     31. CP&L shall provide to the Public Staff immediately upon execution and/or finalization the Tax Allocation Agreement, plans to consolidate employee benefits plans, and other similar agreements and plans.

     32. CP&L and NCNG will continue to take steps to implement and further their commitment to providing superior public utility service following CP&L Energy's acquisition of Florida Progress. To the extent Florida Power Corporation's quality of service practices are found to be superior to CP&L's, CP&L shall incorporate those practices into its own practices to the extent practicable. CP&L and NCNG will work with the Public Staff to ensure the service quality indices are appropriate and to revise them if and when such revisions are necessary.

     33. CP&L Energy shall maintain all Utility financial books and records in Raleigh, North Carolina.

     34. Subject to subsequent revisions relating to this docket, CP&L, all of its Affiliates, and its Nonpublic Utility Operations shall remain bound by the Code of Conduct approved in Docket Nos. E-2, Sub 753, G-21, Sub 387, and P-708, Sub 5. CP&L shall cooperate in revising the Code as necessary to incorporate the Florida Progress merger.

     35. Unless expressly superseded by the conditions contained herein, the conditions agreed to by CP&L and NCNG, and ordered by the NCUC, in Docket Nos. E-2, Sub 740, and G-21, Sub 377, and the conditions agreed to by CP&L, NCNG, Interpath, and CP&L Holdings, Inc., (subsequently CP&L Energy), and ordered by the NCUC in Docket Nos. E-2, Sub 753, G-21, Sub 387, and P-708, Sub 5, remain in full force and effect. In addition, they will be revised and updated as needed to apply explicitly to the FPC merger.

     ISSUED BY ORDER OF THE COMMISSION

     This the 22nd day of August, 2000.
              ----

                              NORTH CAROLINA UTILITIES COMMISSION


                              Geneva S. Thigpen, Chief Clerk

                              /s/ Geneva S. Thigpen

                                                                    ATTACHMENT 1


                                   STIPULATION

     CP&L Energy and intervenors Michales and Farrimond have agreed to the following stipulation:

     1.   CP&L agrees that Regulatory Condition No. [30] which states:
"CP&L's North Carolina retail customers and NCNG's customers shall be held harmless from all current and prospective liabilities of Florida Progress Corporation and its subsidiaries, including, but not limited to, the litigation involving Mid-Continent Life Insurance Company, pensions and other employee benefits, decommissioning costs, and taxes", shall be interpreted as prohibiting CP&L from seeking to include in its North Carolina retail rates any direct or indirect costs associated with the Mid-Continent Life Insurance Company litigation, including but not limited to attorneys' fees; judgments; and increased costs of debt and/or equity.

     2. The pre-filed testimony of John R. Jolly, Jr. and Bertram Solomon will be entered into the record without objection, however, such witnesses shall not appear or otherwise testify in this proceeding. CP&L waives its right of cross-examination of these two witnesses. Intervenors Michales and Farrimond shall waive cross-examination of all witnesses.

     3. Intervenors Michales and Farrimond agree that: (1) the interpretation of Regulatory Condition No. [30] set forth above with the other stipulations entered into by CP&L in this proceeding and (2) CP&L's representations in filings with the North Carolina Utilities Commission that Florida Progress will continue as a going concern and that the merger will not dissipate any Florida Progress assets or earnings available to satisfy any potential judgment arising from the Mid-Continent Life Insurance Company litigation, adequately address their primary concerns regarding the merger of CP&L Energy and Florida Progress Corporation; and that so long as the conditions proposed by the Public Staff and agreed to by CP&L are approved by the North Carolina Utilities Commission in connection with the merger, then they do not object to the merger of these two companies; and they will not appeal any order of the North Carolina Utilities Commission approving the merger of CP&L Energy and Florida Progress Corporation.